UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
________________________

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April 2011
________________________

TAT TECHNOLOGIES LTD.
(Translation of registrant’s name into English)
________________________

P.O.BOX 80, Gedera 70750 Israel
(Address of registrant’s principal executive office)
________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

6-K Items

1.	Press Release announcing that TAT Technologies reports certain board changes, and 2011 first quarter un-audited revenues.

ITEM 1

TAT Technologies Reports Certain Board Changes
and 2011 First Quarter Revenues

GEDERA, Israel, Thursday, April 14, 2011 /PRNewswire-FirstCall/ -- TAT Technologies Ltd. (Nasdaq:TATT - News), a leading provider of services and products to the commercial and military aerospace and ground defense industries, today reported that Giora Inbar, the Chairman of the Board of Directors of the Company, Ronen Yehezkel and Daniela Yaron-Zoller, Directors of the Company, resigned from the Company’s Board of Directors. Such resignation did not result from any disagreement with the Company relating to the Company’s operations, policies or practices. At a meeting of the Board of Directors of the Company held on April 14, 2011, Rimon Ben-Shaoul was elected as the new Chairman of the Board of Directors and Regina Unger and Netanel Botbol were elected as Directors of the Company, each to serve in such capacity until the 2011 Annual General Meeting of the Company, expected to be held by the end of July. On April 14, 2011, the Audit Committee and Board of Directors of the Company determined to pay Mr. Ben-Shaoul a monthly fee of USD 10,000. This fee shall be effective following the approval of such payment at the shareholders meeting.

Mr. Ben-Shaoul has been the Chief Executive Officer of Polar Communications Ltd since 2004.  Polar Communications Ltd is a holding company focused in the areas of technology and media. From 1997 through 2001 Mr. Ben-Shaoul served as Chief Executive Officer of Clal Industries and Investments Ltd. and prior thereto as the President and Chief Executive Officer of Clal Insurance Company Ltd.  Mr. Ben-Shaoul holds a BA in Economics and Statistics and an MBA from Tel Aviv University.

Ms. Unger has been the acting Chief Executive Officer of KMN Holdings Ltd (the ultimate parent of the Company) since December 2010.  Until October 2010 Ms. Unger was Senior Vice President of Shrem Fudim Group Ltd. and of Leader Holdings & Investments Ltd., which are holding companies acting and investing in capital market, communication and technology companies.  Ms. Unger holds a BA in Economics and Accounting and an MBA from Tel Aviv University.

Mr. Netanel Botbol has been the Chief Financial Officer of KMN Holdings Ltd (the ultimate parent of the Company) since April 2011. From 2004 until 2011, Mr. Botbol was an Audit Senior Manager in Ernst &Young Israel. Mr. Botbol holds a BA in Economics and Accounting from Bar Ilan University.

In addition, Dr. Avraham Ortal, the Chief Executive Officer of the Company's subsidiary, Limco-Piedmont, Inc. informed the Company of his resignation from his position, effective at the end of his three month prior notice period. A successor to Dr. Ortal has not yet been selected.

The Company also announced that the consolidated un-audited revenues for the quarter ended March 31, 2011 were approximately $21million.

About TAT Technologies LTD

TAT Technologies LTD is a leading provider of services and products to the commercial and military aerospace and ground defense industries.

TAT operates under three operational segments:  (i) OEM of Heat Transfer products (ii) OEM of Electric Motion Systems; and (iii) MRO services, each with the following characteristics.

TAT’s activities in the area of OEM of Heat Transfer products primarily relate to the (i) design, development, manufacture and sale of a broad range of heat transfer components (such as heat exchangers, pre-coolers and oil/fuel hydraulic coolers) used in mechanical and electronic systems on-board commercial, military and business aircraft; and (ii) manufacture and sale of environmental control and cooling systems and (iii) a variety of other electronic and mechanical aircraft accessories and systems such as pumps, valves, power systems and turbines.

TAT’s activities in the area of OEM of Electric Motion Systems primarily relate to the design, development, manufacture and sale of a broad range of electrical motor applications for airborne and ground systems. TAT activities in this segment commenced with the acquisition of Bental in August 2008.

TAT’s MRO services include the remanufacture, overhaul and repair of heat transfer equipment and other aircraft components, APUs, propellers and landing gear. TAT’s Limco subsidiary operates FAA certified repair stations, which provide aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT also holds 37% in First Aviation Services, a world-wide distributor of products and services to the aerospace industry and a one-stop-shop for MRO services (wheels, breaks, propellers and landing gear) for the General Aviation Industry.

TAT’s executive offices are located in the Re’em Industrial Park, Neta Boulevard, Bnei Ayish, Gedera 70750, Israel, and TAT’s telephone number is 972-8-862-8500.

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements which include, without limitation, statements regarding possible or assumed future operation results. These statements are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our results to differ materially from management's current expectations. Actual results and performance can also be influenced by other risks that we face in running our operations including, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations, and other risks detailed from time to time in the company's filings with the Securities Exchange Commission, including, its annual report on form 20-F and its periodic reports on form 6-K. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For more information of TAT Technologies, please visit our web-site:www.tat-technologies.com

Contact:

Miri Segal-Scharia	Mr. Yaron Shalem
MS-IR LLC	CFO TAT Technologies.
Tel: 1-917-607-8654	Tel: 972-8-8268500
msegal@ms-ir.com	yarons@tat-technologies

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

TAT TECHNOLOGIES LTD.
(Registrant)

By:	/s/ Yaron Shalem
Yaron Shalem
Chief Financial Officer

Date: April 14, 2011